SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 5 /*/)


                      Plastinum Polymer Technologies Corp.
         --------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   727606 10 5
         --------------------------------------------------------------
                                 (CUSIP Number)

                       Laurent Yazmaciyan, Vice President
                     Jose Filella, Assistant Vice President
                       Lombard Odier Darier Hentsch & CIE
                            11, rue de la Corraterie
                            1204, Geneva, Switzerland
                                0041 22 709 24 15
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 13, 2011
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 727606 10 5
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Lombard Odier Darier Hentsch & Cie
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
     NUMBER OF                0
     SHARES              -------------------------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY             0
     OWNED BY            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH
     REPORTING                0
                         -------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER
     WITH                     7,300,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,300,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                             SCHEDULE 13D

CUSIP No. 727606 10 5
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Richard von Tscharner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
     NUMBER OF                415,547,227
     SHARES              -------------------------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY             0
     OWNED BY            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH
     REPORTING                408,247,227
                         -------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER
     WITH                     7,300,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     415,547,227
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

      This Amendment No. 5 to Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock"), of Plastinum Polymer Technologies Corp. (the "Issuer").

      The address of the Issuer's principal executive office is 10100 Santa Monica Blvd., Suite 300, Los Angeles, CA 90067.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is amended by inserting the following at the end thereof:

      Pursuant to the terms of an Investment Agreement entered into on January 5, 2011 among the Issuer, Richard von Tscharner ("RT"), PPT Holding, B.V., a subsidiary of the Issuer ("PPT"), and certain other parties (the "Investment Agreement"), on January 13, 2011, RT (i) converted four Convertible Promissory Notes of the Issuer he owned in an aggregate principal amount of $8,172,000, plus all accrued but unpaid interest thereon in the amount of $1,539,481, for a total aggregate value of $9,711,481, into 3,884,592.44 newly issued shares of the Issuer's Series C Convertible Preferred Stock ("Series C Shares") at a conversion price of $2.50 per Series C Share, and (ii) converted 3,800 shares of the Issuer's Series B-1 Convertible Preferred Stock plus $15,158 in accrued but unpaid dividends thereon, for an aggregate value of $395,158, into 158,063.34 newly issued Series C Shares at a conversion price of $2.50 per Series C Share. Each Series C Share will be automatically converted into shares of the Issuer's Common Stock at $.025 per share, or 100 shares of Common Stock per Series C Share, at such time as there are a sufficient number of authorized shares of Common Stock available to permit the conversion of all Series C Shares and, until converted, has the same voting, dividend and distribution rights as the number of shares of Common Stock into which it would automatically convert.

      Further, pursuant to the terms of the Investment Agreement, on January 13, 2011, RT invested 2,500,000 Euros in PPT in return for which he received additional equity in PPT amounting to approximately 51% of the overall equity in PPT after giving effect to the issuance. The funds used to purchase the equity stake in PPT were personal funds of RT.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended and restated in its entirety to read as follows:

      (a) LODH beneficially owns in the aggregate 7,300,000 shares of Common Stock, all of which are shares of Common Stock owned of record by LODH. Based on a total of 772,112,447 shares of Common Stock deemed outstanding (including 105,875,899 shares of Common Stock issued and outstanding as of January 13, 2011 and giving effect to the deemed conversion of all outstanding Series C Shares into 666,236,548 shares of Common Stock (according to information provided by the Issuer and further in accordance with the beneficial ownership rules)), the shares beneficially owned by LODH represent approximately 0.9% of the Issuer's Common Stock.

      RT beneficially owns in the aggregate 415,547,227 shares of Common Stock, which includes (i) 7,300,000 shares of Common stock owned by LODH, (ii) 61,649 shares of issued and outstanding Common Stock owned by RT, (iii) 4,042,655.78 issued and outstanding Series C Shares convertible into a total of 404,265,578 shares of Common Stock, (iv) immediately exercisable warrants owned by RT to purchase 300,000 shares of Common Stock at an exercise price of $0.57 per share that expire November 6, 2012, and (v) immediately exercisable warrants owned by RT to purchase 3,620,000 shares of Common Stock at an exercise price of $0.20 per share that expire January 19, 2013. Based on a total of 772,112,447 shares of Common Stock deemed outstanding (including 105,875,899 shares of Common Stock issued and outstanding as of January 13, 2011 and giving effect to the deemed conversion of all outstanding Series C Shares into 666,236,548 shares of Common Stock (according to information provided by the Issuer and further in accordance with the beneficial ownership rules)), the Issuer's securities beneficially owned by RT represent approximately 53.5% of the Issuer's Common Stock. In addition, RT has the right, under certain circumstances, to exchange the equity interest in PPT issued to him on June 4, 2010 for 15% of the Common Stock of the Issuer on a fully-diluted basis upon exercise of the Participation Agreement Put Right.

      (b) RT has the sole power to vote all of the shares of Common Stock beneficially owned by the Reporting Persons.

      (c) Within the past 60 days, the Reporting Persons have not made any transactions in the Common Stock other than as may be described in Item 3 of this Schedule 13D.

      (d) No persons, other than the Reporting Persons, have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

      (e) On January 13, 2011, LODH ceased to be the beneficial owner of more than five percent of the Common Stock (after giving effect to the deemed conversion of all outstanding Series C Shares into 666,236,548 shares of Common Stock).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A: Agreement of Joint Filing of Schedule 13D

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: January 18, 2011



                                   /s/ Richard von Tscharner
                                   -----------------------------------------
                                       Richard von Tscharner


                                   LOMBARD ODIER DARIER HENTSCH & CIE


                                   By:  /s/ Laurent Yazmaciyan
                                        ------------------------------------
                                        Name:  Laurent Yazmaciyan
                                        Title: Vice President


                                   By:  /s/ Jose Filella
                                        ------------------------------------
                                        Name:  Jose Filella
                                        Title: Assistant Vice President

                                    EXHIBIT A

                    Agreement of Joint Filing of Schedule 13D

          Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of the Issuer.

Dated as of: January 18, 2011



                                   /s/ Richard von Tscharner
                                   -----------------------------------------
                                       Richard von Tscharner


                                   LOMBARD ODIER DARIER HENTSCH & CIE


                                   By:  /s/ Laurent Yazmaciyan
                                        ------------------------------------
                                        Name:  Laurent Yazmaciyan
                                        Title: Vice President


                                   By:  /s/ Jose Filella
                                        ------------------------------------
                                        Name:  Jose Filella
                                        Title: Assistant Vice President